DLA Piper LLP (US)
2000 University Avenue East Palo Alto, California 94303-2214
www.dlapiper.com
Peter M. Astiz
peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159

February 14, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.

Form 10-K for the fiscal year ended June 30, 2013

Filed September 11, 2013

Form 10-Q for the quarterly period ended September 30, 2013

Filed November 7, 2013

File No. 001-33383

Dear Mr. Krikorian:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2013 (the “2013 10-K”) and Form 10-Q for the Quarterly Period Ended September 30, 2013 (the “10-Q”) under File No. 001-33383, as set forth in your letter to Mr. Charles Liang dated February 3, 2014. For reference purposes, the text of your letter has been reproduced herein, with the Company’s response below.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 10. Directors, Executive Officers, and Corporate Governance

Meetings and Committees of the Board

Board Leadership Structure, page 78

1.	We note that your Chairman, Mr. Liang, also serves as your chief executive officer. Please tell us, and disclose in future filings as applicable, whether you have a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board. Refer to Item 407(h) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it does not currently have a lead independent director. The Company confirms that in future filings it will include a statement confirming whether it has a lead independent director in accordance with Item 407(h) of Regulation S-K.

Mr. Stephen Krikorian

February 14, 2014

Page Two

Item 13. Certain Relationships and Related Transactions and Director Independence

Transactions with Ablecom Technology, Inc., page 92

2.	We note that although you have filed as an exhibit your Product Manufacturing Agreement with Ablecom Technology, you have not filed your distribution agreement with that company. Please provide your analysis as to why filing of the distribution agreement is not required or file the agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has determined that it is not required to file the distribution agreement with Ablecom Technology (the “Agreement”) under Item 601(b)(10)(ii)(A) of Regulation S-K on the basis that such agreement is in the ordinary course of business and is immaterial in amount and significance. As the Company has disclosed in the 2013 10-K, the Agreement has resulted in related party sales of 1.2% of the Company’s total net sales for each of the years ended June 30, 2011, 2012 and 2013. Moreover, the Agreement contains no minimum or other commitments that otherwise might be considered material. The Company notes that notwithstanding that the Company has determined that the Agreement is not a material agreement, the Company has continued to report the revenues generated from sales under the Agreement in its periodic filings.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 4. Controls and Procedures

Evaluation of Effectiveness of Disclosure Controls and Procedures, page 29

3.	Please tell us whether you concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated for your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response: The Company has concluded that its disclosure controls and procedures were and are effective based upon the full definition contained in Rule 13a-15(e) of the Exchange Act. The Company further confirms that in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 and in future filings it has and will change the disclosure under “Item 4. Controls and Procedures” to include the following: “and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure,” (emphasis added).

* * * * *

Mr. Stephen Krikorian

February 14, 2014

Page Three

In connection with the preparation of this response to the Staff’s comments, we have been authorized by the Company to confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company very much appreciate the Staff’s attention to the review of the Form 10-K and Form 10-Q. Please do not hesitate to contact the undersigned at (650) 833-2036 if you have any questions regarding this letter.

Sincerely,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz

Partner

peter.astiz@dlapiper.com

Cc:	Melissa Walsh, Staff Accountant, SEC

Matthew Crispino, Staff Attorney, SEC

Maryse Mills-Apenteng, Special Counsel, SEC

Howard Hideshima, Chief Financial Officer, Super Micro Computer, Inc.